EXHIBIT 99.1

                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                 (pound)75,000,000 12 1/4% Senior Notes due 2009







                           QUARTERLY FINANCIAL REPORT
                                       OF
                                PREMIER FOODS PLC
                 FOR THE THREE-MONTH PERIOD ENDED APRIL 3, 2004









                                  28 The Green
                                  Kings Norton
                               Birmingham B38 8SD
                                 United Kingdom

                 QUARTERLY FINANCIAL REPORT OF PREMIER FOODS PLC

                                      INDEX

                                                                                                 PAGE

Cautionary Statement Regarding Forward Looking Statements                                         1
Certain Terminology                                                                               1
Unaudited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for the three-month periods ended
March 29, 2003 and April 3, 2004
                                                                                                  2

     Consolidated Balance Sheet as at December 31, 2003 and April 3, 2004                         3

     Consolidated Cash Flow Statements for the three-month periods ended
     March 29, 2003 and April 3, 2004                                                             4

     Consolidated Statements of Total Recognised Gains and Losses for the
     three-month periods ended March 29,                                                          5
     2003 and April 3, 2004

     Reconciliation of Movements in Shareholder's Deficit for the three-month
     periods ended March 29, 2003 and April 3, 2004                                               5


     Notes to the Consolidated Financial Statements                                               6

Unaudited Summary of Differences Between United Kingdom and United States
Generally Accepted Accounting Principles                                                         13

Management's Discussion and Analysis of Financial Condition and Results of Operations            16

Quantitative and Qualitative Disclosures about Market Risk                                       22


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This quarterly report includes statements that are, or may be deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the United Kingdom (the "U.K.") to introduce both new products and product line extensions;

o our ability to further expand into continental Europe and our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities;

o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources; and

o    our ability to grow our food service business.

           Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.

           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                               CERTAIN TERMINOLOGY

Unless otherwise indicated, references to "Premier", the "Group", "we", "us", "our" and "ours" in this quarterly report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries. The "Company" refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries. "Premier Holdings" refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly known as Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited). "Premier Financing" refers to Premier Financing Limited, our wholly owned subsidiary. "Premier Investments" refers to Premier Foods Investments Limited, our ultimate U.K. parent company. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The "Senior Notes" refers to our $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior Notes due 2009. The "Indenture" refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The "Senior Credit Facility" refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent. "U.K." refers to the United Kingdom of Great Britain and Northern Ireland. The "Acquisition Facility" refers to the subordinated facility we have under the Acquisition Facility Agreement with J.P. Morgan plc as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent. "U.K. GAAP" refers to generally accepted accounting principles in the U.K. "U.S. GAAP" refers to generally accepted accounting principles in the U.S. The "U.S." and "United States" refer to the United States of America.

                               PREMIER FOODS PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

                                                                                               THREE MONTHS ENDED
                                                                                          ------------------------------
                                                                                            MARCH 29,       APRIL 3,
                                                                                 NOTE         2003            2004
                                                                                          --------------  --------------
                                                                                              (POUND)M        (POUND)M

Turnover:              Continuing operations                                                     217.5           252.7
                       Discontinued operations                                                     -               -
                                                                                          --------------  --------------
                                                                                   2             217.5           252.7

Operating profit:      Continuing operations                                                      14.8            19.5
                        Operating exceptional items                                3               -              (1.0)
                                                                                          --------------  --------------
                                                                                                  14.8            18.5

                       Discontinued operations                                                     -               -
                        Operating exceptional items                                                -               -
                                                                                          --------------  --------------
                                                                                                   -               -

                                                                                          --------------  --------------
Profit before non-operating exceptional items                                      2              14.8            18.5

Non-operating exceptional items                                                    3               1.6            (0.4)
                                                                                          --------------  --------------

Profit on ordinary activities before interest and taxation                                        16.4            18.1

Interest receivable and similar income                                                             1.1             0.4
Interest payable and similar charges                                               4             (18.7)          (14.9)
                                                                                          --------------  --------------
Net interest payable and similar charges                                                         (17.6)          (14.5)

Profit / (loss) on ordinary activities before taxation                                            (1.2)            3.6

Taxation (charge) / credit on profit / (loss) on ordinary activities                               0.7            (1.5)
                                                                                          --------------  --------------

Profit / (loss) on ordinary activities after taxation                                             (0.5)            2.1

Dividends                                                                                          -               -
                                                                                          --------------  --------------

Transferred to reserves                                                                           (0.5)            2.1
                                                                                          ==============  ==============


              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements

                               PREMIER FOODS PLC

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                 DECEMBER 31,      APRIL 3,
                                                                                    2003             2004
                                                                               --------------------------------
                                                                        NOTE      (POUND)M          (POUND)M
 Fixed assets:
   Intangible assets                                                                   190.4           187.8
   Tangible assets                                                                     153.1           155.4
   Investments                                                                           0.2             0.3
                                                                                 --------------  --------------
                                                                                       343.7           343.5
 Current assets:
   Stocks                                                                5             122.3           120.8
   Debtors due:
      Within one year                                                                  118.7           138.9
      After more than one year                                                           6.5             6.5
   Cash at bank and in hand                                                             24.6            25.1
                                                                                 --------------  --------------
                                                                                       272.1           291.3

 Creditors: amounts falling due within one year:
   Bank loans, overdrafts and other creditors                                         (238.0)         (258.4)
                                                                                 --------------  --------------

 Net current assets                                                                     34.1            32.9

 Total assets less current liabilities                                                 377.8           376.4

 Creditors: amounts falling due after more than one year
   Borrowings                                                            6            (497.7)         (498.5)
   Other creditors                                                                      (0.2)           (0.2)
 Provisions for liabilities and charges                                                (14.3)          (12.5)
                                                                                 --------------  --------------

                                                                                      (512.2)         (511.2)
                                                                                 --------------  --------------

 Net liabilities                                                                      (134.4)         (134.8)
                                                                                 ==============  ==============

 Capital and reserves:
   Share capital                                                                        83.7            83.7
   Share premium account                                                               623.2           623.2
   Revaluation reserve                                                                   4.0             4.0
   Profit and loss account                                                            (845.3)         (845.7)
                                                                                 --------------  --------------

 Total shareholder's deficit                                                          (134.4)         (134.8)
                                                                                 ==============  ==============


                 The accompanying notes are an integral part of
               these unaudited consolidated financial statements

                               PREMIER FOODS PLC

                  CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                                     ------------------------------
                                                                                        MARCH 29,      APRIL 3,
                                                                          NOTE            2003           2004
                                                                                     --------------  --------------
                                                                                         (POUND)M        (POUND)M

Net cash (outflow) / inflow from operating activities                      (a)             12.1            (2.0)
Return on investments and servicing of finance                                            (16.7)          (18.5)
Taxation                                                                                   (0.2)              -
Capital expenditure and financial investment                                               (2.7)           (8.8)
                                                                                     --------------  --------------
Cash inflow before financing                                                               (7.5)          (29.3)

Financing
  Increase in gross debt                                                                   (6.4)          (29.3)
                                                                                     --------------  --------------
                                                                                           (6.4)          (29.3)
                                                                                     --------------  --------------

Decrease in cash in the period                                                            (13.9)          (58.6)
                                                                                     ==============  ==============

Reconciliation of net cash flow to movement in net debt
Decrease in net cash in the period                                                        (13.9)          (58.6)
Cash inflow from increased gross debt                                                       6.4            29.3
Exchange movement on gross debt net of cash                                                (4.6)           (0.9)
                                                                                     --------------  --------------
Increase in gross debt net of cash in the period                                          (12.1)          (30.2)

Capitalisation of debt issuance costs                                                       -               -
Less amortisation of capitalised debt issuance costs                                       (1.5)           (1.5)
                                                                                     --------------  --------------

Increase in total debt net of cash in the period                                          (13.6)          (31.7)

Total debt net of cash at beginning of period                                            (445.8)         (513.0)
                                                                                     --------------  --------------

Total debt net of cash at end of period                                                  (459.4)         (544.7)
                                                                                     ==============  ==============

ANALYSIS OF MOVEMENT IN NET DEBT

                                                                                 MOVEMENTS
                                            -------------------------------------------------------------------------------------
                                                    AT             CASH FLOW      CAPITALISED      EXCHANGE             AT
                                               DECEMBER 31,                      DEBT ISSUANCE    MOVEMENT ON         APRIL 3,
                                                   2003                             COSTS            DEBT              2004
                                            -------------------------------------------------------------------------------------
                                                   (POUND)M         (POUND)M         (POUND)M        (POUND)M         (POUND)M

Bank overdrafts                                      (10.3)            (30.7)            -                -             (41.0)
Less: Cash balances                                   24.6               1.4             -               (0.9)           25.1
                                              ----------------  --------------  ---------------  --------------  ----------------
Net cash                                              14.3             (29.3)            -               (0.9)          (15.9)

Debt due after 1 year                               (506.5)              -               -                -            (506.5)
Debt due within 1 year                               (34.2)              -               -                -             (34.2)
Finance leases                                        (0.1)              -               -                -              (0.1)
                                              ----------------  --------------  ---------------  --------------  ----------------
Gross debt                                          (540.8)              -               -                -            (540.8)

                                              ----------------  --------------  ---------------  --------------  ----------------
Gross debt net of cash                              (526.5)            (29.3)            -               (0.9)         (556.7)
Capitalised debt issuance costs                       13.5               -              (1.5)             -              12.0
                                              ----------------  --------------  ---------------  --------------  ----------------

Total net debt                                      (513.0)            (29.3)           (1.5)            (0.9)         (544.7)
                                              ================  ==============  ===============  ==============  ================


                 The accompanying notes are an integral part of
               these unaudited consolidated financial statements

                               PREMIER FOODS PLC

            NOTE TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS


                                                                                      THREE MONTHS ENDED
                                                                                 ------------------------------
                                                                                   MARCH 29,       APRIL 3,
                                                                                     2003            2004
                                                                                 --------------  --------------
                                                                                    (POUND)M        (POUND)M

Operating profit before exceptional items                                              14.8            19.5
Depreciation                                                                            4.6             5.1
Amortisation of intangible assets                                                       1.6             2.6
Amortisation of pension prepayment                                                      0.5             -
Decrease in stocks                                                                      0.8             1.5
Increase in debtors                                                                    (7.4)          (26.1)
Decrease in creditors                                                                  (2.7)           (0.8)
Exchange movement in working capital                                                    0.9            (0.9)
Cash flows relating to restructuring and other exceptional items                       (1.0)           (2.9)
                                                                                 --------------  --------------

Net cash (outflow) / inflow from operating activities                                  12.1            (2.0)
                                                                                 ==============  ==============


STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

                                                                                       THREE MONTHS ENDED
                                                                                  ------------------------------
                                                                                    MARCH 29,       APRIL 3,
                                                                                      2003            2004
                                                                                  --------------  --------------
                                                                                     (POUND)M        (POUND)M

 Profit / (loss) for the financial period                                               (0.5)            2.1
 Currency translation differences on foreign currency
 net investments                                                                         1.9            (2.5)
                                                                                  --------------  --------------

 Total recognised gains and losses for the period                                        1.4            (0.4)
                                                                                  ==============  ==============


RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S DEFICIT (UNAUDITED)


                                                                                       THREE MONTHS ENDED
                                                                                  ------------------------------
                                                                                    MARCH 29,       APRIL 3,
                                                                                      2003            2004
                                                                                  --------------  --------------
                                                                                     (POUND)M        (POUND)M

 Profit / (loss) for the financial period                                              (0.5)            2.1
 Other recognised gains and losses                                                      1.9            (2.5)
                                                                                  --------------  --------------
 Net increase / (reduction) in net liabilities                                          1.4            (0.4)

 Opening net liabilities                                                             (149.8)         (134.4)
                                                                                  --------------  --------------

 Closing net liabilities                                                             (148.4)         (134.8)
                                                                                  ==============  ==============


                 The accompanying notes are an integral part of
                these unaudited consolidated financial statements

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.         ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

The management of Premier Foods plc believe that the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the company's financial position as at April 3, 2004 and the results of operations and cash flows for the three-month periods ended March 29, 2003 and April 3, 2004. The results of operations for the three-month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2003 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2003 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2003 report to the bondholders.

USE OF ESTIMATES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post retirement benefits, restructuring charges and contingencies among other items.



2.         SUMMARY SEGMENTAL ANALYSIS

 BY PRODUCT GROUP                                          TURNOVER
                                                      THREE MONTHS ENDED
                                                -------------------------------
                                                  MARCH 29,        APRIL 3,
                                                    2003             2004
                                                --------------   --------------
                                                    (POUND)M         (POUND)M
By sector:
  Convenience foods, pickles and sauces                 90.6             96.1
  Tea and beverages                                     40.0             38.1
  Spreads and desserts                                  50.7             72.3
                                                --------------   --------------
  Grocery products                                     181.3            206.5
  Potatoes                                              36.2             46.2
                                                --------------   --------------

Total                                                  217.5            252.7
                                                ==============   ==============

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED



 BY GEOGRAPHICAL ORIGIN                                  TURNOVER                    OPERATING PROFIT
                                                    THREE MONTHS ENDED              THREE MONTHS ENDED
                                              -------------------------------  ------------------------------
                                                MARCH 29,        APRIL 3,        MARCH 29,       APRIL 3,
                                                  2003             2004            2003            2004
                                              --------------   --------------  --------------  --------------
                                                 (POUND)M         (POUND)M        (POUND)M        (POUND)M
By geographical origin
  United Kingdom                                     185.3            219.8            14.4            18.1
  Mainland Europe                                     32.2             32.9             0.4             1.4
                                              --------------   --------------  --------------  --------------
  Continuing operations                              217.5            252.7            14.8            19.5

  Operating exceptional items                          -                -               -              (1.0)
                                              --------------   --------------  --------------  --------------

Total                                                217.5            252.7            14.8            18.5
                                              ==============   ==============  ==============  ==============


Premier is operated as a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

3.         EXCEPTIONAL ITEMS

The components of exceptional items are as follows:

                                                                                     THREE MONTHS ENDED
                                                                                ------------------------------
                                                                                  MARCH 29,       APRIL 3,
                                                                                    2003            2004
                                                                                --------------  --------------
                                                                                    (POUND)M        (POUND)M

Operating exceptional items:
   Continuing operations:
      Restructuring of production facilities                                           -                (0.1)
      Restructuring of sales and distribution facilities                               -                (0.3)
      Restructuring of administration facilities                                       -                (0.6)
                                                                                --------------  --------------

Total operating exceptional items                                                      -                (1.0)
                                                                                ==============  ==============

Non-operating exceptional items:
  (Loss) / profit on sale of fixed assets                                              1.6              (0.4)
                                                                                --------------  --------------

Total non-operating exceptional items                                                  1.6              (0.4)
                                                                                ==============  ==============


The costs incurred on the restructuring of sales and distribution facilities relate to the completion of a redundancy programme, which was in place at December 31, 2003. The costs incurred on the restructuring of our production facilities relate to staffing changes. The costs incurred on the restructuring of administration facilities relate to costs associated with the integration of Ambrosia into our existing business, together with staffing changes.

The non-operating exceptional expenses of (pound)0.4 million relates to a loss generated on the disposal of surplus plant and machineRY at our Hadfield site.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


4.         INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                         THREE MONTHS ENDED
                                                                                    ------------------------------
                                                                                      MARCH 29,       APRIL 3,
                                                                                        2003            2004
                                                                                    --------------  --------------
                                                                                      (POUND)M        (POUND)M

 External interest payable                                                                 12.2            13.4
 Amortisation of capitalised debt issuance costs                                            1.5             1.5
 Exchange movement on US$200.0 million 12% Senior Notes                                     5.0             -
                                                                                    --------------  --------------

                                                                                           18.7            14.9
                                                                                    ==============  ==============

In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200.0 million bond at (pound)129.2 million. A loss of (pound)5.0 million was recorded on entering into these contracts.


5.         STOCKS
                                                                                      DECEMBER 31,     APRIL 3,
                                                                                          2003           2004
                                                                                    --------------  --------------

                                                                                        (POUND)M        (POUND)M

Raw materials                                                                               43.4            35.9
Work in progress                                                                             2.5             3.2
Finished goods and goods for resale                                                         76.4            81.7
                                                                                    --------------  --------------

                                                                                           122.3           120.8
                                                                                    ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED



6. NET DEBT

                                                                                    DECEMBER 31,      APRIL 3,
                                                                                        2003             2004
                                                                                   --------------  --------------
                                                                                        (POUND)M        (POUND)M

Cash balances                                                                             (24.6)          (25.1)

Borrowings due within one year:
Other bank loans and overdrafts                                                            10.3            41.0
Senior Credit Facility due within one year                                                 34.2            34.2
Capitalised debt issuance costs                                                            (4.7)           (4.0)
Finance leases                                                                              0.1             0.1
                                                                                   --------------  --------------
Total borrowings due within one year                                                       39.9            71.3

Borrowings due after 1 year:
Unsecured subordinated US$200.0 million 12% Senior Notes due 2009                         129.2           129.2
Unsecured subordinated(pound)75.0 million 12.25% Senior Notes due 2009                     75.0            75.0
Capitalised debt issuance costs                                                             -               -
                                                                                   --------------  --------------
                                                                                          204.2           204.2

Senior Credit Facility                                                                    217.9           217.9
Capitalised debt issuance costs                                                            (5.4)           (4.8)
                                                                                   --------------  --------------
                                                                                          212.5           213.1

Acquisition Facility                                                                       75.0            75.0
Capitalised debt issuance costs                                                            (3.4)           (3.2)
                                                                                   --------------  --------------
                                                                                           71.6            71.8

Loan from related party                                                                     9.3             9.3
Other unsecured loans                                                                       0.1             0.1
                                                                                   --------------  --------------

Total borrowings due after 1 year                                                         497.7           498.5
                                                                                   --------------  --------------

Total net debt                                                                            513.0           544.7
                                                                                   ==============  ==============

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

                                                                                    DECEMBER 31,       APRIL 3,
Maturity profile of net borrowings / (cash):                                            2003            2004
                                                                                   --------------  --------------
                                                                                       (POUND)M        (POUND)M

Due within one year or on demand                                                           20.0            50.2
Due between 1 and 2 years                                                                  47.5            47.5
Due between 2 and 3 years                                                                  49.4            49.4
Due between 3 and 4 years                                                                  56.3            56.3
Due between 4 and 5 years                                                                  64.7            64.7
Due after 5 years                                                                         288.6           288.6
                                                                                   --------------  --------------

                                                                                          526.5           556.7

Capitalised debt issuance costs                                                           (13.5)          (12.0)
                                                                                   --------------  --------------

Net borrowings                                                                            513.0           544.7
                                                                                   ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)412.3 million of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line WIth repayments made. At April 3, 2004, the facilities available to Premier amounted to (pound)352.1 million.

ACQUISITION FACILITY

In November 2003, Premier Financing entered into a subordinated facilities agreement with J.P. Morgan plc as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent (the "Acquisition Facility"). Under the Acquisition Facility, a syndicate of financial institutions made an unsecured term loan facility of up to (pound)75.0 million available to PrEMIer Financing for acquisition purposes.

STRUCTURE

Senior Credit Facility

The Senior Credit Facility provides for (pound)352.1 million of loan facilities comprising (i) Term A and Term B Facilities and (ii) The Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to (pound)187.4 million and the Term B Facility is for an amount of up to (pound)64.7 mILLion. At April 3, 2004, (pound)187.4 million was outstanding on the Term A Facility and (pound)64.7 million was outstanding on the Term B FacilitY.

The Working Capital Facility in the amount of up to (pound)100.0 million is available in pounds sterling or the equivalent in ceRTAin foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At April 3, 2004, (pound)41.0 million had been drawn down as a cash advance under the Working Capital Facility and (pound)15.5 million was utilised for general corporate purposes.

Acquisition Facility

The Acquisition Facility is for an amount of up to (pound)75.0 million. At April 3, 2004, (pound)75.0 million was outstanding on the ACQuisition Facility.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At April 3, 2004, the margin applied to LIBOR on this facility was 1.75%;

-    2.75% per annum for the Term B Facility; and

-    4.50% per annum for the Acquisition Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR in respect of commitment fees was 0.50%. Default interest is payable at the applicable interest rate plus 1% per annum.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

COVENANTS

The Senior Credit Facility and the Acquisition Facility require Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility and the Acquisition Facility require Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility and the Acquisition Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure. During the three-month period to April 3, 2004, we met all covenants imposed by the Indenture, the Senior Credit Facility and the Acquisition Facility.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Senior Credit Facility permits Premier to spend up to (pound)10.0 million in total on capital expenditure, over and above the financial limits prescribed.

MATURITY AND AMORTISATION

Senior Credit Facilities

Term Loan Facilities. The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

Acquisition Facility
The Acquisition Facility will be repaid in one instalment on March 31, 2009.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


7.         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

Premier entered into a ten year agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P., a limited partnership registered in Dallas, Texas ("Hicks Muse") pursuant to which Premier will pay Hicks Muse an annual fee for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.2 million. PrEMIer paid (pound)0.3 million under the agreement to Hicks Muse in the three months ended April 3, 2004 (March 29, 2003: (pound)0.3 million).

FINANCIAL ADVISORY AGREEMENT

In 1999, Premier and Hicks Muse entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)nil in the THRee months to April 3, 2004 (March 29, 2003: (pound)nil).

GOLDEN SHARE

A Golden Share has been issued by Premier Financing with voting rights which entitle the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

HMTF POULTRY LIMITED

Premier has borrowed (pound)9.3 million (March 29, 2003: (pound)9.3million) from HMTF Poultry Limited, an affiliated company. THIS loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

         SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES
              GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED)

The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differ in certain material respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following reconciliations are presented as required under the terms of the Indenture, together with Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures, issued by the U.S. Securities and Exchange Commission.

We are required under the terms of the Indenture to provide, to the trustee and the holders of the Senior Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholder's equity. We have, therefore, included EBITDA calculated from amounts determined by U.S. GAAP in this quarterly financial report. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP. We have, therefore, included EBITDA before exceptional items, calculated from amounts determined by U.K. GAAP in this quarterly financial report. Further, we believe that the high yield investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses and their ability to generate cash.

As presented herein, EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP, represents for presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortisation of goodwill, intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined under U.S. GAAP, represents for presentation purposes, the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortisation of intangible assets.

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

                                                                                   THREE MONTHS ENDED
                                                                              ------------------------------
                                                                                MARCH 29,         APRIL 3,
                                                                                  2003             2004
                                                                              --------------  --------------
                                                                                (POUND)M         (POUND)M

 EBITDA before exceptional items calculated from
   amounts determined under U.K. GAAP                                                 21.5            27.2
 U.S. GAAP adjustments:
   Derivative financial instruments                                                   (1.2)           (0.5)
   Non-operating exceptional items as defined under
     U.K. GAAP                                                                         1.6            (0.4)
   Operating exceptional items as defined under
     U.K. GAAP                                                                         -              (1.0)
   Pensions                                                                           (1.4)           (0.9)
                                                                              --------------  --------------

 Net U.S. GAAP adjustments                                                            (1.0)           (2.8)
                                                                              --------------  --------------

 EBITDA calculated from amounts determined under
   U.S. GAAP                                                                          20.5            24.4
                                                                              ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

         SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED) CONTINUED

EBITDA is not a measurement of operating performance, profitability or liquidity calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:


                                                                                   THREE MONTHS ENDED
                                                                              ------------------------------
                                                                                MARCH 29,        APRIL 3,
                                                                                  2003            2004
                                                                              --------------  --------------
                                                                                 (POUND)M        (POUND)M

 Operating profit before exceptional items presented
   under U.K. GAAP                                                                    14.8            19.5
       Depreciation of fixed assets                                                    4.6             5.1
       Amortisation of goodwill and intangible assets                                  1.6             2.6
      Amortisation of pension prepayment                                               0.5             -
                                                                              --------------  --------------

 EBITDA before exceptional items calculated from
   amounts determined under U.K. GAAP                                                 21.5            27.2

        Exceptional cash outflows                                                     (1.0)           (2.9)
        Working capital movements                                                     (8.4)          (26.3)
                                                                              --------------  --------------

 Net cash inflow from operating activities                                            12.1            (2.0)
                                                                              ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


    SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY
              ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED) CONTINUED

The following table reconciles net income presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

                                                                                      THREE MONTHS ENDED
                                                                                 ------------------------------
                                                                                   MARCH 29,       APRIL 3,
                                                                                     2003            2004
                                                                                 --------------  --------------
                                                                                    (POUND)M        (POUND)M

 Net income under U.S. GAAP                                                              (0.3)            2.1
       Taxation                                                                          (1.7)            0.8
       Net interest payable                                                              17.3            15.3
                                                                                 --------------  --------------

 Income from operations under U.S. GAAP                                                  15.3            18.2

       Depreciation of fixed assets                                                       4.6             5.1
       Amortisation of intangible assets                                                  0.6             1.1
                                                                                 --------------  --------------

 EBITDA calculated from amounts determined under
   U.S. GAAP                                                                             20.5            24.4

 Non-cash movements
        Restructuring charges                                                            (1.6)            1.4
        Pension charge                                                                    1.4             0.9
        Derivative financial instruments                                                  1.2             0.5
 Cash movements
        Working capital movements                                                        (8.2)            4.4
        Interest paid                                                                   (16.7)          (18.5)
        Taxation                                                                         (0.2)            -
        Payments in respect of restructuring charges                                     (1.0)           (2.9)
                                                                                 --------------  --------------

 Net cash inflow / (outflow) provided by operating
   activities under U.S. GAAP                                                            (4.6)           10.2
                                                                                 ==============  ==============


The following table reconciles total assets as reported under U.K. GAAP to total assets as reported under U.S. GAAP:

                                                                                      DECEMBER 31,          APRIL 3,
                                                                                        2003                2004
                                                                                   ----------------  -------------------
                                                                                      (POUND)M            (POUND)M

 Total assets as reported under U.K. GAAP                                                615.8                634.8
 US GAAP adjustments:
  Goodwill not capitalised under U.K. GAAP                                               213.3                213.3
  Accumulated amortisation of goodwill not capitalised under U.K. GAAP                  (189.7)              (189.7)
  Amortisation of goodwill under U.K. GAAP not amortised under
      U.S. GAAP                                                                            8.7                 10.6
  Amortisation of intangible assets recognised as goodwill under U.K. GAAP                (1.7)                (2.1)
  Capitalisation of tax benefit on acquisition of intangible assets                        8.6                  8.6
  Pensions                                                                                25.5                 24.6
  Capitalised debt issuance costs                                                         13.5                 12.0
  Derivative financial instruments                                                        (2.0)                (1.1)
  Revaluation of fixed assets                                                             (4.0)                (4.0)
                                                                                   ----------------  -------------------

 Net U.S. GAAP adjustments                                                                72.2                 72.2
                                                                                   ----------------  -------------------

 Total assets as reported under U.S. GAAP                                                688.0                707.0
                                                                                   ================  ===================


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

    SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY
              ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED) CONTINUED

The following table reconciles total net debt as reported under U.K. GAAP to total debt as reported under U.S. GAAP:


                                                                                 DECEMBER 31,          APRIL 3,
                                                                                    2003                2004
                                                                               ----------------  ----------------
                                                                                   (POUND)M            (POUND)M

 Total net debt as reported under U.K. GAAP                                          513.0                544.7
 U.S. GAAP adjustments:
   Cash                                                                               24.6                 25.1
   Capitalised debt issuance costs                                                    13.5                 12.0
   Valuation difference on U.S.$200.0 million 12% Senior Notes                       (17.3)               (19.8)
                                                                               ----------------  ----------------

 Total debt as reported under U.S. GAAP                                              533.8                562.0
                                                                               ================  ================

Total net debt as reported under U.K. GAAP comprises cash, overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, the Acquisition Facility, Senior Notes, finance leases and other borrowings, offset by capitalised debt issuance costs. Total debt as reported under U.S.
GAAP comprises overdrafts, which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, Acquisition Facility, finance leases and other borrowings.

Premier entered into forward exchange contracts in January 2003 to purchase
U.S.$200.0 million. These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at (pound)129.2 million. A loss of (pound)5.0 million was RECorded on entering into these contracts. Under
U.S. GAAP, the U.S.$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

The following table reconciles total shareholder's deficit as reported under U.K. GAAP to total shareholder's deficit as reported under U.S. GAAP:

                                                                                                  DECEMBER 31,         APRIL 3,
                                                                                                     2003               2004
                                                                                               ----------------    ----------------
                                                                                                    (POUND)M            (POUND)M

 Total shareholder's deficit as reported under U.K. GAAP                                            (134.4)              (134.8)
 U.S. GAAP adjustments:
  Goodwill not capitalised under U.K. GAAP                                                           213.3                213.3
  Accumulated amortisation of goodwill not capitalised under U.K. GAAP                              (189.7)              (189.7)
  Amortisation of goodwill under U.K. GAAP not amortised under
     U.S. GAAP                                                                                         8.7                 10.6
  Amortisation of intangible assets recognised as goodwill under U.K. GAAP                            (1.7)                (2.1)
  Capitalisation of tax benefit on acquisition of intangible assets                                    8.6                  8.6
  Pensions                                                                                            25.5                 24.6
  Deferred tax                                                                                       (18.7)               (18.0)
  Derivative financial instruments                                                                   (19.1)               (22.9)
  Valuation difference on US $200.0 million 12% Senior Notes                                          17.3                 19.8
  Revaluation of fixed assets                                                                         (4.0)                (4.0)
                                                                                               ----------------    ----------------

 Net U.S. GAAP adjustments                                                                            40.2                 40.2
                                                                                               ----------------    ----------------

 Total shareholder's deficit as reported under U.S. GAAP                                             (94.2)               (94.6)
                                                                                               ================    ================

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three-month periods ended March 29, 2003 and April 3, 2004. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this Form 6-K. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described elsewhere in this quarterly financial report and note 24 to Premier's 2003 annual report to the bondholders.

OVERVIEW

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) convenience foods, pickles and sauces; (ii) tea and beverages; and (iii) spreads and desserts. We also operate a potato packing and marketing business. Our products are sold under both retailer brand and our own popular brand names, which include HP and Crosse & Blackwell canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces and soups, Marvel powdered creamer, Chivers and Hartley's preserves, Sun-Pat peanut butter, Rowntree's and Chivers jelly, Smash instant potato, Ambrosia custard and milk puddings, Waistline salad dressings and Materne compote and jam.

RECENT DEVELOPMENTS

In December 2003, we acquired the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever plc for a net consideration of (pound)106.3 million ("Ambrosia"). The acquired business manufactures Ambrosia custard and milk puddings and Brown & Polson cornflour and desserts. The purchase price was funded through existing cash resources and an additional (pound)75.0 million Acquisition Facility, subordinated to the existing Senior Credit Facility. The integration of the business was completed by the end of March 2004, with all elements of the acquired business operating on our systems.

As reported in our Form 20-F, we are licenced by Cadbury Schweppes plc to use the Cadbury and Cadbury's brand names in connection with our manufacture and marketing of cocoa-based beverages. The licence under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the licence. In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the licence beyond 2006 on current terms. They have not yet served formal notice on us regarding non-renewal of the licence, and negotiations regarding the future trading relationship are ongoing.

In February 2004, we entered into consultation with staff, with a view to ending tea production in our Edinburgh factory. It is proposed that the operations will be integrated into our existing tea factory in Moreton. If this integration proceeds, it should be completed by December 2004. We have made no provision at present for the costs of integrating the manufacturing platform, as the negotiations had not been concluded by April 3, 2004.

COMPARATIVE RESULTS OF OPERATIONS

Three months ended April 3, 2004 compared to three months ended March 29, 2003

SALES. Sales by our continuing operations were (pound)252.7 million for the three months ended April 3, 2004, an increase of (pound)35.2 million, or 16.2%, compared to sales of (pound)217.5 million for the three months ended March 29, 2003. Excluding Ambrosia, continuing sales were (pound)235.8 million for the three months ended April 3, 2004, an increase of (pound)18.3 million, or 8.4%. The primary reasons for the increase in sales are documented below.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

Convenience  foods, pickles and sauces

Sales by our convenience foods group were (pound)96.1 million for the three months ended April 3, 2004, an increase of (pound)5.5 million, or 6.1%, compared to sales of (pound)90.6 million for the three-month period ended March 29, 2003. The sauces business continued to show strong growth with our Loyd Grossman range of sauces increasing sales by (pound)1.7 million, or 32%, comparing the three-month period to April 3, 2004 with the three-month period to March 29, 2003. Our pickles sales increased by (pound)2.0 million, or 14.2%, through continued growth of Branston sweet and Branston sour pickles, combined with a number of new retailer brand contracts. Convenience foods sales increased by (pound)1.8 million, or 2.6%, with sales of soup, particularly our Loyd Grossman soups, showing strong growth, offsetting a decline in the sales of canned vegetables.

Tea and beverages

Sales by our tea and beverages group were (pound)38.1 million for the three months ended April 3, 2004, a decrease of (pound)1.9 million, or 4.8%, compared to sales of (pound)40.0 million for the three months ended March 29, 2004. The decrease in sales is primarily due to our tea business, where sales have declined by (pound)2.1 million, or 10.4%, due to the final stages of our exit from certain retailer brand tea contracts, which ended in the first quarter of 2003. The loss of contribution suffered from the exit of retailer brand tea contracts has been marginal. Sales of Typhoo were lower in the first quarter of 2004, due to reduced trade marketing expenditure in response to heavy promotional activity by our major branded competitors. Sales in our chocolate beverages business were slightly ahead, although profitability improved due to a different quarterly phasing of the consumer marketing plan for the Cadbury brand in 2004, compared to 2003.

Spreads and desserts

Sales by our spreads and desserts group were (pound)72.3 million for the three months ended April 3, 2004, an increase of (pound)21.6 million, or 42.6%, compared to sales of (pound)50.7 million reported for the three months ended March 29, 2003. Excluding Ambrosia, sales were (pound)55.4 million for the three months ended April 3, 2004, an increase of (pound)4.7 million, or 9.3% compared to the three months ended March 29, 2003. The benefits of our marketing strategy and our ability to manage the category are leading to market share growth, with our jam, marmalade, honey and jelly brands all increasing their market share year-on-year. The sterling value of sales in France saw growth of (pound)1.6 million, or 6.4%, comparing the quarter ended April 3, 2004 with the quarter ended March 29, 2003. Ambrosia sales have been in line with expectations, with net sales of (pound)16.9 million for the first quarter of 2004. The integration of the business was completed in the first quarter of 2004.

Potatoes

Potato sales were (pound)46.2 million for the three months ended April 3, 2004, an increase of (pound)10.0 million, or 27.6%, compared to sales of (pound)36.2 million for the three months ended March 29, 2004. This improvement reflects an increase in the market price of potatoes, although the slowdown in 2003 has continued into 2004. Pressure on margins due to continued pricing pressures from the major retailers has reduced, but trading remains competitive, with operating profit for the business running slightly behind last year.

PREMIER CONSOLIDATED

GROSS PROFIT. Gross profit was (pound)63.7 million for the three months ended April 3, 2004, an increase of (pound)11.2 million, or 21.3%, over gross profit of (pound)52.5 million for the three months ended March 29, 2003. Gross margin was 25.2% for the three months ended April 3, 2004, an increase of 1.1 percentage points compared to the gross margin of 24.1% for the three months ended March 29, 2003. Excluding Ambrosia, gross profit was (pound)56.2 million for the three months ended April 3, 2004, an increase of (pound)3.7 million, or 7.0% over 2003. The increase in gross profit and gross profit margin over the same period in 2003 is primarily a reflection of increased sales and market share growth in our sauces, pickles and spreads businesses.

SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses were (pound)31.7 million for the three months ended April 3, 2004, an increase of (pound)2.1 million, or 7.1%, over selling and distribution expenses of (pound)29.6 million for the three months ended March 29, 2003. The increase is primarily due to increased marketing costs on Ambrosia, following its acquisition in December 2003, offset by a reduction on consumer marketing expenditure in our beverages business due to a different quarterly phasing of the consumer marketing plan for the Cadbury brand in 2004, compared to 2003.

ADMINISTRATIVE COSTS. Administrative expenses were (pound)12.5 million for the three months ended April 3, 2004, an increase of (pound)4.4 million, or 54%, over administrative expenses of (pound)8.1 million for the three months ended March 29, 2003. The increase is primarily due to increased goodwill amortisation following the acquisition of Ambrosia in December 2003, a slight increase in pension costs and an increase in the provision for performance related payments to employees for 2004 as compared to the reversal of an over accrual on this line in the comparable period of 2003.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items was (pound)19.5 million for the three months ended April 3, 2004, an increase of (pound)4.7 million, or 31.8%, compared to operating profit before operating exceptional items of (pound)14.8 million for the three months ended March 29, 2003. Excluding Ambrosia, operating profit before operating exceptional items was (pound)16.5 million for the three months ended April 3, 2004, an increase of (pound)1.7 million, or 11.5%, compared to the three months ended March 29, 2003. The increase in operating profit is primarily a reflection of increased sales and a change in the quarterly phasing in consumer marketing expenditure in 2004, compared to 2003. Operating margin increased to 7.7% for the three months ended April 3, 2004, from 6.8% for the three-month period ended March 29, 2003. Excluding Ambrosia, operating margin increased to 7.0% for the three-month period ended April 3, 2004, from 6.8% for the three-month period ended March 29, 2003.

OPERATING EXCEPTIONAL ITEMS. Operating exceptional charges of (pound)1.0 million were incurred in the three months to April 3, 2004, compared to no operating exceptional charges in the three-month period to March 29, 2003. The operating exceptional charges consists of (pound)0.1 million in relation to staffing changes in our production facilities, (pound)0.3 million in relation to the completion of a redundancy programme within our sales and distribution facilities, which was in place at December 31, 2003 and (pound)0.6 million of costs incurred in the restructuring of our administration facilities following the integration of Ambrosia into our existing business, in addition to staffing changes.

NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional expenses of (pound)0.4 million were incurred in the three months to April 3, 2004, compared to non-operating exceptional income of (pound)1.6 million in the three month period to March 29, 2003. The non-operating exceptional expenses of (pound)0.4 million relates to a loss generated on the disposal of surplus plant and machinery at our Hadfield site. The non-operating exceptional income in 2003 related to the profit on sale of property at our Moreton site.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three months ended April 3, 2004 was an outflow of (pound)7.9 million, compared to an inflow of (pound)10.4 million for the three months ended March 29, 2003. The principal reason for the increased outflow is due to a build in working capital in relation to Ambrosia and higher levels of debtors due to increased sales and timing differences on debtor receipts.

We incurred capital expenditure of (pound)8.7 million for the three months ended April 3, 2004 and (pound)2.7 million for three-month period ended March 29, 2003. Capital projects in the quarter to April 3, 2004 include the finalisation of the Branston relocation from Hadfield to our Bury St. Edmunds site, new cooking and table sauce lines at our Bury St. Edmunds site and packing efficiency projects at our Long Sutton and Wisbech sites.

Interest payments on the notes and interest and principal payments under the Senior Credit Facility represent significant cash requirements for us. Borrowings under the Senior Credit Facility and the Acquisition Facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility at April 3, 2004 consist of: (i) (pound)252.1 million under the Term Facilities, which comprised (pound)187.4 million under the Term A Facility and (pound)64.7 million under the Term B Facility; and (ii) (pound)41.0m of cash drawn on the (pound)100.0 million Working Capital Facility. General corporate purposes utilised (pound)15.5m of the Working Capital Facility. The Working Capital Facility will cease to be available on December 31, 2007. Borrowings under the Acquisition Facility at April 3, 2004 were (pound)75.0 million.

At April 3, 2004, the total debt relating to our bonds was (pound)204.2 million, comprising (pound)75.0 million under the pound sterling denominated bond and (pound)129.2 million under the U.S. dollar denominated bond. We had a further (pound)9.3 million interest free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt:

                                   AT DECEMBER 31, 2003   AT APRIL 3, 2004
                                   --------------------  -------------------
                                        (POUND)M              (POUND)M

Cash                                      (24.6)                (25.1)

Debt maturing in:
  Less than 1 year                         44.6                  75.3
  1 to 2 years                             47.5                  47.5
  2 to 3 years                             49.4                  49.4
  3 to 4 years                             56.3                  56.3
  4 to 5 years                             64.7                  64.7
  More than 5 years                       288.6                 288.6
                                    ------------          ------------
Total debt                                551.1                 581.8

Capitalised debt issuance costs           (13.5)                (12.0)
                                    ------------          ------------

Net debt                                  513.0                 544.7
                                    ============          ============


Our primary sources of liquidity are cash flow from operations and borrowings under the existing credit facility. While we believe that cash generated from our operations, together with available borrowings under the senior credit facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the notes, or to make necessary capital expenditures.

During the three-month period to April 3, 2004, we met all covenants imposed by the Indenture, the Senior Credit Facility and the Acquisition Facility.

We do not have material off-balance sheet arrangements, other than derivative instruments described in note 20 to the annual report to the bondholders. We use these derivative financial instruments solely to manage commercial and financial risk. Our related party transactions are detailed in note 22 to our 2003 annual report to the bondholders and note 7 to this quarterly financial report.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in note 1 to our 2003 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over Rider Discounts and Customer Rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 6 of our 2003 annual report to the bondholders and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

Deferred Taxes. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognised. We recognise deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognised.

Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see note 24 to our 2003 annual report to the bondholders. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o under performance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o    negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY FLUCTUATION

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other European countries. We also source raw materials from countries around the world and export our products to various countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than one in which we regularly operate and incur expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

INTEREST RATE RISK

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a cross currency swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

We pay interest at the following rates on our borrowings:


BORROWINGS                                      AMOUNT OUTSTANDING AT           INTEREST RATE        INTEREST RATE AT
                                                    APRIL 3, 2004             PAYABLE PER ANNUM        APRIL 3, 2004
                                                ----------------------        ------------------      ---------------

Term A Facility                                    (pound)187.4 million       LIBOR plus margin         6.1367%
Term B Facility                                     (pound)64.7 million       LIBOR plus margin         7.1367%
Drawn Working Capital Facility                      (pound)41.0 million       LIBOR plus margin         6.1367%
Working Capital Facility utilised                   (pound)15.5 million            Various               Various
   for other purposes
Unutilised Working Capital Facility                 (pound)43.5 million          0.25%-0.75%              0.50%
U.S.$ 200 million Senior Notes                       U.S.$200.0 million              12.00%              12.00%
(pound)75 million Senior Notes                      (pound)75.0 million              12.25%              12.25%
(pound)75 million Acquisition Facility              (pound)75.0 million        LIBOR plus margin          8.50%


The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR on this facility was 1.75%. The margin applied to LIBOR at April 3, 2004 on the Term B Facility was 2.75%.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose for which the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR in respect of commitment fees was 0.50%.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


CREDIT RISK

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at April 3, 2004.

INFLATION

We do not believe that our businesses are affected by inflation to any greater extent than other similarly situated businesses in our industry.